DT Asia Investments Limited
Room 1102, 11/F.,
Beautiful Group Tower,
77 Connaught Road Central,
Hong Kong

September 29, 2014

VIA EDGAR
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014, as amended File No. 333-197187

Dear Mr. Reynolds:

On September 25, 2014, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on September 29, 2014, or as soon thereafter as practicable.  We hereby withdraw our request until further notice.

Very truly yours, /s/ Stephen N. Cannon Stephen N. Cannon Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP